Filed by Primus Telecommunications Group, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Arbinet Corporation

Commission File No.: 000-51063

SUBJECT: Special Announcement: Arbinet enters into a definitive agreement to be acquired by Primus

November 11, 2010

Dear XX,

As a valued customer or member, we would like to personally inform you that Arbinet Corporation has entered into a definitive agreement to be acquired by Primus Telecommunications Group Incorporated, a leading global provider of advanced communication solutions, including traditional and IP voice, data, mobile services, data center, Internet, and outsourced managed services. This is exciting news for both companies, as we expect it will allow us to enhance our collective product portfolio and further improve the overall customer experience. As a combined business, we believe that we will be able to respond more efficiently to your needs, while offering more competitive international voice and data solutions. Through this acquisition, we expect that we will be able to further leverage the Primus global retail traffic and allow you, our customers, greater access to international termination routes and innovative data solutions at competitive rates.

First, we would like to assure you that your existing services will not be affected as a result of the acquisition and all current contracts are expected to remain in place. Until the transaction is closed, Arbinet and Primus will continue to operate as separate companies. The transaction is subject to regulatory approvals and the approval of the stockholders of both companies and is expected to close in the first quarter of 2011. Upon closing, Arbinet is expected to be integrated into the Primus Global Wholesale Group. The combined entity will remain as a business unit operating under Primus Telecommunications Group Incorporated, reporting to Pete Aquino, CEO.

As a result of this acquisition, Arbinet and Primus are expected to be able to further:

•	Enhance our market position

•	Expand our international reach

•	Improve products and services

•	Reduce operational costs

By combining Arbinet with Primus’ Wholesale group, we hope to enhance our value proposition and the opportunity to do more business together.

We will do our best to keep you updated on our progress. Meanwhile, we have enclosed a Frequently Asked Questions (FAQs) document specifically prepared to assist you as we move forward with this exciting new venture. Additionally, you may find out more information about the acquisition by visiting http://www.primus-arbinet.com or by emailing marketing@arbinet.com or mailto:ir@primustel.com.

On behalf of Primus and Arbinet, thank you for your continued business and we look forward to a wonderful new era of opportunities together.

Sincerely,

Shawn O’Donnell	Peter D. Aquino
CEO	CEO
Arbinet	Primus

Important Information and Where to Find It

In connection with the proposed acquisition, Primus Telecommunications Group, Incorporated (“Primus”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a preliminary proxy statement of Primus and Arbinet Corporation (“Arbinet”) that also constitutes a preliminary prospectus of Primus. A definitive joint proxy statement/prospectus will be sent to security holders of both Arbinet and Primus seeking their approval with respect to the proposed acquisition. Primus and Arbinet also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by Primus and Arbinet with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus, once available, and each company’s SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: (i) Primus tel: +1.703.748.8050], or (ii) Arbinet via Andrea Rose or Jed Repko at Joele Frank, Wilkinson Brimmer Katcher tel: +1.212.355.4449.

Participants in the Solicitation

Arbinet, Primus, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies from their respective security holders in connection with the proposed acquisition. Investors and security holders may obtain information regarding the names, affiliations and interests of Primus’s directors, executive officers and other members of its management and employees in Primus’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on April 5, 2010, and amended in a Form 10-K/A filed with the SEC on April 28, 2010, Primus’s proxy statement for its 2010 annual meeting, which was filed with the SEC on June 14, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Arbinet’s directors, executive officers and other members of their management and employees in Arbinet’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 17, 2010, Arbinet’s proxy statement for its 2010 annual meeting, which was filed with the SEC on April 30, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This document includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events or developments that Arbinet or Primus expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed acquisition, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Risks and uncertainties that could affect forward-looking statements include, but are not limited to, the following: the risk that the acquisition of Arbinet may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed acquisition will not be realized, or will not be realized within the anticipated time period; the risk that Primus’s and Arbinet’s businesses will not be integrated successfully; the possibility of disruption from the acquisition making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the ability to service substantial indebtedness; the risk factors or uncertainties described from time to time in Arbinet’s filings with the Securities and Exchange Commission; and the risk factors or uncertainties described from time to time in Primus’s filings with the Securities and Exchange Commission (including, among others, those listed under captions titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Short- and Long-Term Liquidity Considerations and Risks;” “— Special Note Regarding Forward-Looking Statements;” and “Risk Factors” in Primus’s annual report on Form 10-K and quarterly reports on Form 10-Q) that cover matters and risks including, but not limited to: (a) a continuation or worsening of global recessionary economic conditions, including the effects of such conditions on our customers and our accounts receivables and revenues; (b) the general fluctuations in the exchange rates of currencies, particularly any strengthening of the United States dollar relative to foreign currencies of the countries where we conduct our foreign operations; (c) the possible inability to raise additional capital or refinance indebtedness when needed, or at all, whether due to adverse credit market conditions, our credit profile or otherwise; (d) a continuation or worsening of turbulent or weak financial and capital market conditions; (e) adverse regulatory rulings or changes in the regulatory schemes or requirements and regulatory enforcement in the markets in which we operate and uncertainty regarding the nature and degree of regulation relating to certain services; and (f) successful implementation of cost reduction efforts. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Arbinet nor Primus intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.